VIA FEDERAL EXPRESS AND EDGAR

December 26, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E.
Washington, D.C. 20549

Attention:
Mark Brunhofer
Sharon Blume

RE:
ChromaDex Corp.

Form 10-K for the Fiscal Year Ended December 30, 2017

Filed March 15, 2018
Form 8-K Dated November 7, 2018
Filed November 7, 2018
File No. 001-37752

Ladies and Gentlemen:

On behalf of ChromaDex Corporation (the “Company”), this letter is being transmitted in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated November 29, 2018, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2017 and the Company’s Form 8-K filed on November 7, 2018. The text of the Staff’s comment has been included in this letter in italics for your convenience.

Form 8-K Filed November 7, 2018

Exhibits

1.
You disclose the following non-GAAP information in your earnings release furnished as Exhibit 99.1:

● a non-GAAP measure, Adjusted EBITDA per share; and

● a full non-GAAP income statement to reconcile to your non-GAAP results.

Please represent to us that you will no longer provide this information in future earnings releases. See Non-GAAP Compliance and Disclosure Interpretations numbers 102.05, 103.02 and 102.10.

Response:

The Company acknowledges the Staff’s comment and represents that we will no longer provide following information in future earings releases:

●
a non-GAAP measure, Adjusted EBITDA per share; and

●
a full non-GAAP income statement to reconcile our non-GAAP results.

* * * *

Please contact me at 310-388-6706 with any questions or further comments.

Sincerely,

/s/ Kevin M. Farr
Kevin M. Farr
Chief Financial Officer
ChromaDex Corporation

cc:
Rob Fried, ChromaDex Corporation

10005 Muirlands Blvd., Suite G | Irvine, CA 92618 USA | T: +1 949-419-0288 | F: +1-949-419-0294 | www.chromadex.com